For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces SEDAR Filing of NI 43-101 Mineral Resource Estimate for its 100% Owned River Valley PGM Project, Sudbury, Ontario

  River ValleyMeasured + Indicated resources: 91 million tonnes @ 0.58 g/t* palladium, 0.22 g/t platinum, 0.04 g/t gold at a cut‐off grade of 0.8 g/t PdEq** for 2,463,000 ounces PGM*** plus gold
  River ValleyInferred resources: 36 million tonnes @ 0.36 g/t palladium, 0.14 g/t platinum, 0.03 g/t gold at a cut‐off grade of 0.8 g/t PdEq for 614,000 ounces PGM plus gold
  On a PdEq basis, theMeasured + Indicated resources contain 3,944,000 ounces PdEq and the Inferred resources contain 1,201,000 ounces PdEq
  River Valley PGM‐copper‐nickel sulphide mineralized zones remain open to expansion with continued exploration

*PGM=Platinum Group Metals  **gpt= grams per tonne  ***Pd+Pt+Au= Palladium + Platinum + Gold (aka 3E)

June 15, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce the filing on SEDAR of an NI43‐101 Technical Report (the Report), including a new Mineral Resource Estimate for the River Valley PGM Project, located 100 km from the world‐renown Sudbury Ni‐Cu‐PGM Mining Camp.

2012 Mineral Resource Estimate

The Mineral Resource Estimate was initially reported on May 1st, 2012. The Report was prepared by Tetra Tech, Sudbury. The new estimate incorporates the 13,140 metres in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate. All 462 holes were drilled at a sectional spacing of 25 metres to 100 metres on the eight separate mineralized zones shown in Figure 1.

The resource estimate, which includes explanatory footnotes, is tabulated below in Table 1.  The resource estimate is based on various assumptions regarding mining methods, processing and metal recoveries and metal prices.  This estimate makes no provision for capital costs to mine the deposit, nor mill the material mined, as resources are not reserves and the reader should not presume economic viability.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Dr. William Stone, President and COO of PFN, a Qualified Person under the provisions of National Instrument 43-101.

News Release, June 15, 2012	1

Figure 1. Location of the eight mineralized zones in the Breccia Unit at the base of the River Valley Intrusion, Sudbury area, Ontario.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of North America's most advanced primary PGM deposits. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre. River Valley is one of the largest undeveloped primary PGM Projects in North America.

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Table 1. NI43‐101 Compliant Mineral Resources for the River Valley PGM Project, Sudbury, Ontario

Notes to Mineral Resources in above table
1.

The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as “measured”, “indicated”, or “inferred” as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.

2.
For the River Valley project, a palladium equivalent (PdEq) cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2) +(Co grade*$Co*Factor3))/ ($Pd*Factor1)
$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.
$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)
3.
The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used. Statistical and Variogram analyses were performed to determine the “nugget effect”.

4.
Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

5.	The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

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About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska, and an option to joint venture a base metal project in northwestern BC’s Golden Triangle region. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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